Exhibit 99.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in Call-Net Enterprises Inc.’s Annual Report on Form 40-F of our report dated February 13, 2004, except for note 21 which is at February 20, 2004, with respect to the consolidated financial statements of Call-Net Enterprises Inc. for the fiscal years ended December 31, 2003, 2002 and 2001.

Toronto, Canada, February 13, 2004 [except for note 21 which is at February 20, 2004]	/s/ Ernst & Young LLP Chartered Accountants